

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Feng Zhou
Chief Executive Officer
Youdao, Inc.
No. 399, Wangshang Road, Binjiang District
Hangzhou 310051, People's Republic of China

> **Re:** **Youdao, Inc.**
> **Registration Statement on Form F-1**
> **Exhibit No. 10.4**
> **Filed September 30, 2019**
> **File No. 333-234009**

Dear Dr. Zhou:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance